UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2023 (Report No. 4)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

PolyPid Ltd. (the “Company”) hereby announces a reverse share split (the “Reverse Split”) of the Company’s issued and outstanding ordinary shares, no par value (“Ordinary Shares”), at the ratio of 1 for 30, such that each thirty (30) Ordinary Shares, shall be consolidated into one (1) Ordinary Share.

The Company obtained shareholders’ approval for the Reverse Split at a ratio of between 1:10 and 1:30 at an extraordinary general meeting of shareholders, which took place on September 18, 2023. The Company’s board of directors then approved the Reverse Split ratio of 1 for 30 on September 18, 2023.

The first date when the Company’s Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post- reverse split basis is expected to be Thursday, September 21, 2023. The Company’s Ordinary Shares will continue to trade on the Nasdaq under the symbol “PYPD” and the Company expects that the reverse share split will allow the Company to regain compliance with Nasdaq’s $1.00 minimum bid price requirement.

Following the implementation of the Reverse Split, the Company’s authorized share capital will not be adjusted under the Company’s articles of association, as currently in effect (the “Articles”), which as of the date hereof consists of 107,800,000 Ordinary Shares.

No fractional Ordinary Shares will be issued as a result of the Reverse Split. In accordance with the Company’s articles of association, as currently in effect, all fractional shares shall be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding options or warrants entitling the holders to purchase Ordinary Shares.

Press Release

On September 20, 2023, the Company issued a press release titled: “PolyPid Announces Reverse Share Split.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517 and File No. 333-271060), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing of the reverse share split and its expectation that the reverse share split will help the Company regain compliance with Nasdaq’s $1.00 minimum bid price requirement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.

99.1	Press release titled: “PolyPid Announces Reverse Share Split.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: September 20, 2023	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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